UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Ross W. McCanless, Esq.
Chief Legal Officer
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277
(980) 345-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS Extended Stay America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see indstructions) WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7
SOLE VOTING POWER

Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,303,494 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”)*

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER Class A Common Stock, convertible into 250,303,493.88 shares of Class B Common Stock*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock, convertible into 250,303,494 shares of Class B Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55% on an as-converted basis*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
__________________________________________

*
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America, Inc. in respect of its common stock or (ii) a sale to a third party by Extended Stay America, Inc. of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of ESH Hospitality, Inc. (together, a“Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, Extended Stay America, Inc beneficially owns 55% of all shares of Class B Common Stock (calculated in accordance with Rule 13d-3(d) of the Act and based upon a total of 204,715,903 shares of Class B Common Stock outstanding as of June 10, 2014).

Item 1.  Security and Issuer.

 This Schedule 13D (the “Schedule 13D”) relates to the shares of Class B Common Stock, par value $0.01 per share, issued by ESH Hospitality, Inc. (the “Issuer” or “ESH REIT”). The principal executive offices of the Issuer are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Extended Stay America, Inc., a Delaware corporation (“ESA” or the “Reporting Person”). The business address of the Reporting Person is 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

The principal business of ESA consists of owning and operating company branded hotels in North America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons are set forth in Schedule I attached hereto.

During the past five years, neither the Reporting Person (nor, to the knowledge of  the Reporting Person, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to the transactions described below, the Sponsors (as defined below) and certain existing and former members of the board of managers of ESH Hospitality Holdings LLC (“Holdings”) and employees of ESA Management LLC (such board members and employees, “Management Holders”) owned Holdings, which owned all of ESH REIT’s common equity. The Sponsors owned an approximately 97.5% interest in Holdings and the remaining interests were owned by Management Holders. Pursuant to restructuring and reorganization transactions by which the Reporting Person was formed prior to the initial public offering (the “IPO”) of the Paired Shares on November 18, 2013, Holdings liquidated and distributed to the Sponsors and Management Holders substantially all of the common stock of ESH REIT; the common stock of ESH REIT was recapitalized into two classes of common stock: Class A common stock and Class B common stock; the shareholders of ESH REIT (Holdings and the former holders of common interests in Holdings) contributed to the Reporting Person all of the Class A common stock of ESH REIT in exchange for common stock of the Reporting Person;  100% of the common stock of the Reporting Person and all of the Class B common stock of ESH REIT were paired, forming the Paired Shares; and the Reporting Person acquired ESH Hospitality Strategies LLC in exchange for voting preferred stock of the Reporting Person.  As a result of these transactions, the Reporting Person held shares of Class A Common Stock, convertible into 210,877,778 Class B Shares.

References to and descriptions of the pre-IPO transactions described above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the “Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.  The “Pre-IPO Transactions” section is included in this report as Exhibit 1.

Subsequently, in anticipation of dilution to which it would have otherwise been subject due to the issuance of Class B common stock (as a component of Paired Shares) in connection with the IPO and an equity compensation grant, the Reporting Person made two purchases prior to the IPO.  On November 11, 2013, pursuant to a subscription agreement, the Reporting Person purchased, for a note in the principal amount of $357,314,750.50, 39,295,833 shares of Class A Common Stock (convertible into Class B Shares), an amount sufficient to ensure that after the IPO, the Class A Common Stock owned by the Reporting Person represented 55% of the outstanding common stock of the Issuer.  On November 18, 2013, the Reporting Person paid $357,586,999.53, including $272,249.03 of accrued interest, to the Issuer in satisfaction of the note described in the preceding sentence using proceeds the Reporting Person received in the IPO and the general working capital of ESA.

On November 12, 2013, prior to the Reporting Person’s registration statement on Form S-1 becoming effective  and pursuant to a separate subscription agreement, the Reporting Person purchased, for a note in the principal of $1,099,851.03, 122,222 shares of Class A Common Stock (convertible into Class B Shares) , an amount sufficient to ensure that after the issuance of Class B Shares in respect of an anticipated equity compensation grant, the Class A Common Stock owned by the Reporting Person represented 55% of the outstanding common stock.  On November 18, 2013, the Reporting Person paid $1,100,569.33, including $718.30 of accrued interest, to the Issuer in satisfaction of the note described in the preceding sentence using proceeds the Reporting Person received in the IPO and the general working capital of ESA.

As a result of the foregoing transactions, the Reporting Person held shares of Class A Common Stock, convertible into 250,295,833 of Class B Shares.

On November 18, 2013, the IPO was completed.

On June 10, 2014, in anticipation of the issuance of Paired Shares in connection with the settlement of a vested equity compensation grant, the Reporting Person purchased additional shares of Class A Common Stock, convertible into 7,661 Class B Shares for the aggregate purchase price of $76,826.50. The source of funding for the purchases of these shares of Class A Common Stock was the general working capital of ESA.

Item 4.  Purpose of Transaction.

The Reporting Person held shares of Class A Common Stock, convertible into 250,295,833 Class B Shares, prior to the IPO.  On June 10, 2014, the Reporting Person purchased additional shares of Class A Common Stock, convertible into 7,661Class B Shares.

The Reporting Person holds its shares of Class A Common Stock in order to maintain a voting and equity interest in the Issuer that allows the Issuer to operate under a favorable structure.

Stockholders’ Agreement

The Reporting Person, the Issuer and the Sponsors (the Sponsors, together with the Reporting Person and the Issuer, the “Parties”) entered into a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”), on the terms described below.

Representation.

The Parties agreed that the board of directors of the Reporting Person would be comprised of five directors and the board of the Issuer (each, a “Board”) would be comprised of seven directors, with each Sponsor Group having the right to nominate one director to each Board for so long as such Sponsor Group owns at least 5% of the outstanding Paired Shares.  During this time, each Sponsor Group would also have the right to designate the members of the Reporting Person’s and the Issuer’s audit committee, compensation and nominating and corporate governance committee (or committee similar to any of the foregoing).  The Reporting Person and each Sponsor Group has also entered into a voting agreement obligating each Sponsor Group to vote its Paired Shares for the other Sponsor Group’s nominees to each of the Boards and the Reporting Person to vote its Class A Common Stock for each Sponsor Group’s nominee. The Sponsors would jointly nominate an additional director to achieve majority control of each Board, which designee, to the extent not an executive officer of the Reporting Person or the Issuer, as the case may be, and otherwise practicable, shall satisfy the requirements to qualify as an independent director.  Three additional directors shall be nominated by each Board and shall be independent directors to the extent necessary to allow the Issuer to satisfy all obligations in respect of legal and regulatory requirements that it have independent directors. The Sponsors’ right to jointly nominate such directors will fall away if the Sponsors’ ownership falls below 50% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Governance Rights.

The Reporting Person and the Issuer agreed that for so long as the Sponsors hold at least 40% of the outstanding Paired Shares, the following matters may not be carried out by the Reporting Person or the Issuer, as the case may be, without the prior written consent of a majority of the Paired Shares held by the Sponsors at the time of such consent:  (i) increasing or decreasing the size of the Board of the Reporting Person or the Issuer, (ii) establishing committees of the Board of the Reporting Person or the Issuer, (iii) any amendment of the Reporting Person’s or the Issuer’s charter to remove the provision providing that the Reporting Person or the Issuer will have no expectation or entitlement with regard to corporate opportunities that come to designated directors of the Sponsor Groups, (iv) any determination to unpair the Paired Shares or (iv) any decision not to seek to continue to qualify as a REIT.

Each Sponsor Group will individually lose its consent rights if its ownership falls below 5% of the outstanding Paired Shares, but consent rights will remain for the other Sponsor Groups so long as the Sponsors Groups’ collective ownership is at least 40% of the outstanding Paired Shares, not counting any of the Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Registration Rights Agreement

The Reporting Person, the Issuer and the Sponsors entered into a Registration Rights Agreement, dated as of November 18, 2014 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Sponsors have the right to require the Reporting Person and the Issuer to register all or any portion of their Paired Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor Group is entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $100 million), including underwritten offerings. In addition, if the Reporting Person and the Issuer propose to file a registration statement in connection with a public offering of Paired Shares (including pursuant to a demand registration statement initiated by a Sponsor Group), the Sponsor Groups will be entitled to piggyback registration rights pursuant to which the Reporting Person and the Issuer will be required to include in such registration such number of Paired Shares as they may request. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the Reporting Person and the Issuer will pay all expenses relating to such registrations and indemnify the Sponsors against certain liabilities which may arise under the Securities Act.

“Sponsors” means the following:

Centerbridge Entities
Centerbridge Credit Partners, L.P.
Centerbridge Credit Partners TE Intermediate I, L.P.
Centerbridge Credit Partners General Partner, L.P.
Centerbridge Credit GP Investors, L.L.C.
Centerbridge Credit Partners Offshore Intermediate III, L.P.
Centerbridge Credit Partners Offshore General Partner, L.P.
Centerbridge Credit Offshore GP Investors, L.L.C.
Centerbridge Capital Partners AIV VI-A, L.P.
Centerbridge Capital Partners AIV VI-B, L.P.
Centerbridge Capital Partners Strategic AIV I, L.P.
Centerbridge Capital Partners SBS, L.P.
Centerbridge Associates, L.P.
Centerbridge GP Investors, LLC

Paulson Entities

ESA Recovery Acquisition, LLC
Paulson Advantage, L.P.
Paulson Advantage II L.P.
Paulson Advantage Ltd.
Paulson Advantage Plus, L.P.
Paulson Advantage Plus II L.P.
Paulson Advantage Plus PEQ1 Ltd
Paulson Advantage Plus II Ltd.
Paulson Credit Opportunities, L.P.
Paulson Credit Opportunities IV L.P.
Paulson Credit Opportunities PEQ1 Ltd.
Paulson Credit Opportunities II PEQ1 Ltd.
Paulson Credit Opportunities IV Ltd.
Paulson Recovery Fund, LP
Paulson Recovery Fund II LP
Paulson Recovery PEQ1 Ltd.
Paulson Recovery II Fund Ltd.
Paulson International Ltd.
Paulson Enhanced Ltd.
PCO EN LLC
PCO PP LLC

Blackstone Entities
Blackstone Real Estate Partners VI.A-ESH L.P.
Blackstone Real Estate Partners VI.B-ESH L.P.
Blackstone Real Estate Partners VI.C-ESH L.P.
Blackstone Real Estate Partners (AIV) VI-ESH L.P.
Blackstone Real Estate Partners VI.TE.1-ESH L.P.
Blackstone Real Estate Partners VI.TE.2.ESH L.P.
Blackstone Real Estate Partners VI.F-ESH L.P.
Blackstone Real Estate Holdings VI L.P.

Each of Centerbridge Entities, Paulson Entities and Blackstone Entities shall be referred to as a “Sponsor Group”.

Subscription Agreement

On June 10, 2014, the Issuer and Reporting Person entered into a Subscription Agreement, whereby the Reporting Person purchased from the Issuer and the Issuer sold to the Reporting Person, shares of Class A Common Stock convertible into 7,661 Class B Shares for an aggregate purchase price of $76,826.50.

Proposed Secondary Offering

On June 10, 2014, the Issuer and Reporting Person filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totalling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ over-allotment option.  There is no assurance that the sales contemplated by the registration statement will be completed or, if completed, that the number of Paired Shares sold by any of the Sponsors, or the Sponsors in aggregate, will not be greater or fewer than is currently contemplated.

References to and descriptions of the Stockholders’ Agreement, Registration Rights Agreement and Subscription Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been filed as Exhibits 4.1 and 4.2, respectively, to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, included in this report as Exhibits 2 and 3, respectively, and incorporated by reference herein.

Other than as described in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time without prior notice, review or reconsider its position and/or change its purpose and/or formulate plans or proposals and may seek to influence management or the board of directors of the Issuer with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) or disposing of securities of the Issuer (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; and taking any action similar to any of those enumerated above. Any transaction that the Reporting Person may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

The information in Item 6 of this Schedule 13D is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 is incorporated by reference in its entirety into this Item 5.
(a)–(b) The following disclosure assumes that there are a total of 204,715,903 Class B Shares outstanding.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to beneficially own Shares of Class A Common Stock, convertible into 250,303,494 Class B Shares, which constitutes 55%1 of the outstanding Class B Common Shares.

(c) Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Class B Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule 13D, other than the Stockholders’ Agreement, the Registration Rights Agreement, Subscription Agreement and the registration of the proposed offering of Paired Shares by the Sponsors, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of this Schedule 13D related to the Stockholders’ Agreement and the Registration Rights Agreement is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

1.	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.

2.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

3.
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

4.	Subscription Agreement, by and between Extended Stay America, Inc. and ESH Hospitality, Inc., dated June 10, 2014.

(1) All calculations of the Reporting Person’s percentage ownership in this Schedule 13D are based upon a total of 455,019,397 shares of Class B Common Stock outstanding, which is the sum of (a) 204,715,903 shares of Class B Common Stock outstanding as of June 10, 2014  plus (b) 250,303,494 shares of Class B Common Stock issuable upon the conversion by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014

EXTENDED STAY AMERICA, INC.

By:	/s/ Ross W. McCanless
Name: Ross W. McCanless
Title: Chief Legal Officer and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.
2
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

3
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

4	Subscription Agreement, by and between Extended Stay America, Inc. and ESH Hospitality, Inc., dated June 10, 2014.

SCHEDULE I
----------

The name of each executive officer and director of Extended Stay America, Inc. is set forth below.

The business address of each person listed below is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Each person is a citizen of the United States of America.  Thomas Seddon and Victoria Plummer are also citizens of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Principal Occupation or Employment (with the Corporation unless otherwise indicated)
James L. Donald	Chief Executive Officer and Director
Peter J. Crage	Chief Financial Officer
Thomas Seddon	Chief Marketing Officer
Jonathan S. Halkyard	Chief Operating Officer
Victoria Plummer	Executive Vice President, Pricing and Revenue Optimization
M. Thomas Buoy	Executive Vice President, Pricing and Revenue Optimization
Ross W. McCanless	Chief Legal Officer, General Counsel and Secretary
Robert Joyce	Executive Vice President and Human Resources
Howard J. Weissman	Corporate Controller
Douglas G. Geoga	President and Chief Executive Officer of Salt Creek Hospitality, LLC
William Kussell	Operating Partner, Advent International
Richard F. Wallman	Former Chief Financial Officer and Senior Vice President, Honeywell International Inc.
A.J. Agarwal	Senior Managing Director, Real Estate Group, The Blackstone Group L.P.
Michael Barr	Partner, Paulson & Co. Inc.
William D. Rahm	Senior Managing Director, Centerbridge